Exhibit 3.1
AMENDMENT TO THE BYLAWS

OF

Kensington Leasing, Ltd.

The Bylaws of  Kensington Leasing, Ltd., a Nevada corporation, shall be amended such that Article II, Section 11 of the Bylaws be amended and restated as follows:

“Any action which may be taken by the vote of stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided:

(1)           That if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required; and

(2)           That this general provision for action by written consent shall not supersede any specific provision for action by written consent contained in Nevada Revised Statutes Chapter 78.

In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.  A stockholder may submit the written consent pursuant to this Section by transmitting or authorizing the transmission of an electronic record to the corporation, provided that any such electronic record must either set forth or be submitted with information from which it can be determined that the electronic record was authorized by the stockholder. If it is determined that the electronic record is valid, the persons appointed by the corporation to count the votes of stockholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied.”